UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2025

Richard Byrne
Trustee
FBRED-C Feeder REIT Trust
One Madison Avenue
Suite 1600
New York, NY 10010

Re: FBRED-C Feeder REIT Trust
Form 10-12G
Filed July 25, 2025
File No. 000-56765

Dear Richard Byrne:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael McTiernan, Esq.